                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                     _____

                                 SCHEDULE 13D
                                (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENT
                FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                           Trinity Industries, Inc.
                               (Name of Issuer)

                         Common Stock, $1.00 par value
                        (Title of Class of Securities)

                                  896522-10-9
                                (CUSIP Number)

                              Craig J. Duchossois
                      Thrall Car Management Company, Inc.
                               845 Larch Avenue
                           Elmhurst, Illinois 60126
                                (603) 279-3600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 13, 2001
                     (Date of Event Which Requires Filing
                              of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)
                             (Page 1 of 20 Pages)

CUSIP NO. 896522-10-9                     13D                Page 2 of 20 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Thrall Car Management Company, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
 5                                                                      [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,150,000 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             600,000 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,150,000 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          600,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,750,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 896522-10-9                     13D                Page 3 of 20 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Craig J. Duchossois
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)
 5                                                                      [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          150
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             7,750,000 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          150
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,750,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,750,150 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

Item 1.    Security and Issuer.
           -------------------

     This Schedule 13D relates to the common stock, par value $1.00 per share (the "Common Stock"), of Trinity Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2525 Stemmons Freeway, Dallas, Texas 75207.

Item 2.  Identity and Background.
         -----------------------

     This statement is being filed by (i) Thrall Car Management Company, Inc., a Delaware corporation ("Management Company"), and (ii) Craig J. Duchossois.

     Management Company, through its subsidiaries, engages in the manufacture of rail cars. As described more fully in Item 6, the Issuer, in connection with the transactions reported in this Schedule 13D, is acquiring certain direct and indirect subsidiaries of Management Company that manufacture rail cars. The address of Management Company's principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix A hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, executive officers and control persons of Management Company.

     Craig J. Duchossois is principally employed as the Chief Executive Officer of Duchossois Industries, Inc. His business address is 845 Larch Avenue, Elmhurst, Illinois 60126. He is a citizen of the United States. The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, Illinois 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment and venture capital.

     During the last five years, neither Management Company nor Craig J. Duchossois, and, to the best knowledge of either of them, none of the persons listed on Appendix A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The response to Item 6 is incorporated herein by this reference.

          Pursuant to the Agreement and Plan of Merger, dated as of August 13, 2001 (the "Merger Agreement"), among the Issuer, TCMC Acquisition Corp., an Illinois corporation ("Merger Sub"), Thrall Car Manufacturing Company, an Illinois corporation and a wholly owned subsidiary of Management Company ("Manufacturing Company"), and Management Company, the Issuer will acquire Manufacturing Company, and Management Company will acquire shares of the Issuer, all as more fully described in Item 6. The 600,000 shares of Common Stock currently held by Company were acquired with Manufacturing Company's working capital.

Item 4.  Purpose of Transaction.
         ----------------------

          The response to Item 6 is incorporated herein by this reference.

          The purpose of the transaction is for most of Management Company's direct and indirect subsidiaries to become part of the Issuer's operations, while allowing Management Company to maintain an investment in the rail car manufacturing industry through the ownership of shares of Common Stock. Although Management Company may designate one nominee to the Issuer's board of directors, neither Management Company nor Mr. Duchossois has acquired shares of Common Stock with the intention of acquiring control of the Issuer. The Stockholder's Agreement (as defined below) will place certain restrictions on the ability of Management Company and its Affiliates, including Mr. Duchossois, to acquire or dispose of securities of the Issuer.

          The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the form of Stockholder's Agreement to be entered into by the Issuer and Management Company (the "Stockholder's Agreement"), which are filed as Exhibits 2 and 3 hereto, respectively.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The response to Item 6 is incorporated herein by this reference.

          Pursuant to the Merger Agreement, Management Company, for the purposes of Rule 13d-3 as promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own, and have sole voting and disposition power of, 7,150,000 shares of Common Stock. Currently, Manufacturing Company owns of record 600,000 shares of Common Stock, and as the sole shareholder of Manufacturing Company, Management Company may be deemed to beneficially own, and have shared voting and disposition power of, these 600,000 shares. It is currently anticipated that Manufacturing Company will transfer these 600,000 shares to Management Company prior to the consummation of the transactions contemplated by the Merger Agreement. Management Company may be deemed to have shared voting and disposition power of these shares with the directors and executive officers of Manufacturing Company. The names of, and information with respect to, the directors and executive officers of Manufacturing Company are set forth on Appendix B to this Schedule 13D, which is incorporated herein by this reference. Based on a total of 44,133,562 shares of Common Stock outstanding (36,983,562 shares of Common Stock reported outstanding as of June 30, 2001, pursuant to the Issuer's Form 10-Q for the quarterly period ended June 30, 2001 (the "Pre-Merger Outstanding Shares") plus the 7,150,000 shares of Common Stock to be issued to Management Company in accordance with the Merger Agreement (the "Merger Shares" and, collectively with the Pre-Merger Outstanding Shares, the "Post-Merger Outstanding Shares")), for purposes of Rule 13d-3, Management Company may be deemed to beneficially own 17.6% of the Post-Merger Outstanding Shares.

          By virtue of his position as a director and executive officer and, as described on Appendix A, his ability to vote a majority of the outstanding shares of Management Company, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the Merger Shares. Mr. Duchossois shares voting and disposition power with respect to these shares of Common Stock with the directors and executive officers of Management Company. The names of, and information with respect to, these persons are set forth on Appendix A to this
Schedule 13D, which is incorporated herein by this reference. Similarly, by virtue of his positions with Management Company (which is the sole shareholder of Manufacturing Company) and Manufacturing Company, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the 600,000 shares currently owned of record by Manufacturing Company. Mr. Duchossois may be deemed to have shared voting and disposition power with respect to these shares with the directors and executive officers of Management Company, information with respect to which is set forth on Appendix A to this Schedule 13D and incorporated herein by this reference, and the directors and executive officers of Manufacturing Company, information with respect to which is set forth on Appendix B hereto and incorporated herein by this reference. The Merger Shares, when aggregated with the 600,000 shares of Common Stock currently owned of record by Manufacturing Company and 150 shares currently owned of record by Mr. Duchossois, would result in Mr. Duchossois being deemed to beneficially own 7,750,150 shares of Common Stock, or 17.6% of the Post-Merger Outstanding Shares. Mr. Duchossois disclaims beneficial ownership of the 7,750,000 shares not owned of record by him.

          Except as disclosed herein, neither Management Company nor Craig J. Duchossois has effected any transactions in shares of Common Stock during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------

          The following response to this Item 6 is qualified in its entirety by reference to the Merger Agreement, the form of Stockholder's Agreement and the Form of Registration Rights Agreement to be entered into by the Issuer and Management Company (the "Registration Rights Agreement"), which are filed as Exhibits 2, 3 and 4 hereto, respectively.

Merger Agreement
----------------

          Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Manufacturing Company, with Manufacturing Company being the surviving corporation of such merger (the "Merger"). At the Effective Time (as defined in the Merger Agreement) of the Merger, the issued and outstanding shares of common stock of the Manufacturing Company will be converted into the right to receive an aggregate of 7,150,000 shares of Common Stock, $165,550,000 (subject to adjustment as described in the Merger Agreement) and the right to receive additional payments, not to exceed $45,000,000 over a five-year period, based on a formula related to annual rail car industry production levels. Certain of the shares acquired by Management Company may be placed, but are not required to be kept, in escrow pursuant to an escrow agreement to be entered into between Management Company and the Issuer.

     During the Standstill Time (as defined in the Merger Agreement and which will terminate if the transactions contemplated by the Merger Agreement close), except as permitted by the Issuer, neither Management Company nor Manufacturing Company will act alone or with others to (i) solicit proxies, become a participant in an election contest or influence the voting of others with respect to the Issuer, (ii) initiate or solicit the approval of a shareholder proposal with respect to the Issuer, (iii) act in concert with others with respect to acquiring or voting Common Stock, (iv) participate in or encourage the formation of any group that owns or seeks to acquire ownership of the Issuer's securities or control of the Issuer, (v) seek to place a representative on, or seek the removal of any member of, Issuer's board, (vi) call a meeting of the Issuer's stockholders or sign a written consent authorizing action without a meeting of the Issuer's stockholders, (vii) solicit or offer to effect certain changes in the structure or business of the Issuer, such as a merger or disposition of material assets of the Issuer, (viii) seek to control or influence the Issuer, (ix) assist or knowingly encourage any third party to take any of the foregoing actions, or (x) disclose or announce any intention or arrangement inconsistent with the foregoing.

     During the Standstill Time, unless otherwise specifically provided by the Merger Agreement, Common Stock beneficially owned by Management Company and Manufacturing Company are to be voted as recommended by the Issuer's board of directors. Specific exceptions to this include certain strategic transactions of the Issuer, such as certain issuances of preferred stock, a disposition of the Issuer or a substantial part of the Issuer's assets, a recapitalization of the Issuer or a liquidation of, or consolidation involving, the Issuer.

Stockholder's Agreement
-----------------------

     The Merger Agreement provides that the Issuer and Management Company will enter into the Stockholder's Agreement at the Closing (as defined in the Merger Agreement) of the Merger.

     Taking of Certain
     -----------------
Actions
-------

     During the Standstill Period (as defined in the Stockholder's Agreement), except as permitted by the Issuer or as otherwise specifically permitted in the Stockholder's Agreement, Management Company, Mr. Duchossois and the Family Affiliates (as defined in the Stockholder's Agreement) generally agree not to act alone or with others to (i) solicit proxies, become a participant in an election contest or influence the voting of others with respect to the Issuer,
(ii) initiate or solicit the approval of a shareholder proposal with respect to the Issuer, (iii) act in concert with others with respect to acquiring, disposing of or voting Voting Securities (as defined in the Stockholder's Agreement) of the Issuer, (iv) participate in or encourage the formation of any group that owns or seeks to acquire ownership of the Issuer's securities or control of the Issuer, (v) subject any Voting Securities to any arrangement that conflicts with or does not conform with the provisions of the Stockholder's Agreement, (vi) seek to place a representative on, or seek the removal of any member of, Issuer's board, except pursuant to Management Company's right to designate a nominee for election to the Issuer's board, (vii) call a meeting of the Issuer's stockholders or sign a written consent authorizing action without a meeting of the Issuer's stockholders, (viii) solicit or offer to effect certain changes in the structure or business of the Issuer, such as a merger or disposition of material assets of the Issuer, (ix) seek to control or influence the Issuer (although this does not prevent Management Company's designee on the board of directors from seeking to affect decisions of the board of directors), (x) assist or knowingly encourage a third party to take any of the foregoing actions, or (xi) disclose or announce any intention or arrangement inconsistent with the foregoing.

     Prohibition Against a Change of Control
     ---------------------------------------

     During the Standstill Period, there shall not occur a Change of Control (as defined in the Stockholder's Agreement) with respect to Management Company or any Permitted Transferee (as defined in the Stockholder's Agreement).

     Agreement To Vote
     -----------------

     Unless otherwise specifically permitted by the Stockholder's Agreement, Voting Securities beneficially owned by Management Company and its Affiliates (as defined in the Stockholder's Agreement) are to be voted as recommended by the Issuer's board of directors. Specific exceptions to this include certain strategic transactions of the Issuer, such as certain issuances of preferred stock, a disposition of the Issuer or a substantial part of the Issuer's assets, a recapitalization of the Issuer or a liquidation of, or consolidation involving, the Issuer.

     Purchase of Additional Common Stock and Certain Issuances
     ---------------------------------------------------------

     Management Company has agreed that during the Standstill Period none of Management Company or any Related Person (as defined in the Stockholder's Agreement) or subsequent Holder (as defined in the Stockholder's Agreement) will acquire or propose to acquire Voting Securities except (i) in connection with the Merger Agreement, (ii) pursuant to certain distributions made available to holders of Common Stock generally, (iii) through purchases, in the open market or privately negotiated transactions, of up to an aggregate number of shares of Voting Securities which, when added to the shares of Voting Securities owned by Management Company, the Family Affiliates, the subsequent Holders and their respective Affiliates and Associates (as defined in the Stockholder's Agreement), with the exception of shares acquired in connection with item (iv) of this sentence, would result in such persons owning no more than 19.9% of the then-outstanding shares of Voting Securities, or (iv) with respect to Management Company's designee to the Issuer's board, pursuant to director stock option or similar plans, or as otherwise specifically permitted by the Stockholder's Agreement. The Standstill Period generally can last from six and one-half to ten years, depending on various circumstances.

     With certain specified exceptions, Management Company, the Related Persons and the subsequent Holders may not collectively own more than 19.9% of the then-outstanding Voting Securities.

     Restrictions on Transfer
     ------------------------

     Management Company has agreed that during the Holding Period (as defined in the Stockholder's Agreement), it will not transfer or encumber shares of Common Stock except (i) to a Related Person of Management Company or a Family Affiliate, each of whom must agree to be bound by the Stockholder's Agreement, or (ii) to a financial institution in connection with a loan so long as the pledgee agrees in writing that, upon transfer of the securities to the pledgee upon any foreclosure or otherwise, the securities will remain, and the pledgee will become, subject to the restrictions contained in the Stockholder's Agreement. The Holding Period generally is anticipated to last for two years following execution of the Stockholder's Agreement, with certain exceptions provided for in such agreement.

     The Stockholder's Agreement also provides that, generally, after the Holding Period until the termination of the Standstill Period, none of Management Company or any subsequent Holder will transfer or encumber its respective shares of Common Stock except (i) to the Issuer or in a transaction approved by the Issuer's chief executive officer, (ii) to a Related Person with respect to Management Company or a Family Affiliate, if such person agrees to be bound by the Stockholder's Agreement, (iii) pursuant to certain tender or exchange offers, (iv) to a financial institution in connection with a loan so long as the pledgee agrees in writing that, upon transfer of the securities to the pledgee upon any foreclosure or otherwise, the securities will remain, and the pledgee will become, subject to the restrictions contained in the Stockholder's Agreement, (v) subject to certain limitations, to a third party pursuant to (a) an open market "brokers transaction" as permitted by Rule 144 promulgated under the Securities Act of 1933, as amended (other than clause (k) thereof), provided the transferor does not know or reasonably believe such person and such person's Affiliates, or any group of which such person may be a member, would hold in the aggregate more than 5% of the Issuer's Voting Securities after such transaction or, if such person is entitled to file a
Schedule 13G, such persons would not hold in the aggregate more than 10% of the Issuer's Voting Securities after such transaction (any third person who would hold in excess of the referenced percentages being a "Prohibited Holder"), or
(b) a private placement to a person, other than a Competitor (as defined in the Stockholder's Agreement) of Issuer, that (y) Management Company or the subsequent Holder reasonably believes after due inquiry is not a Prohibited Holder and Management Company or the Prohibited Holder obtains a written representation to such effect or (z) agrees in writing to be bound by the Stockholder's Agreement and the Issuer's board approves the transaction, or (vi) pursuant to an underwritten public offering, in accordance with the Registration Rights Agreement, in which (a) the managing underwriter agrees to effect a broad distribution and (b) neither Management Company nor any subsequent Holder knows or has reasonable grounds to believe transfer will be made to a third party that is a Competitor or would be a Prohibited Holder.

     Generally, with limited exemptions, neither Management Company nor a subsequent Holder is permitted to transfer Voting Securities to or encumber Voting Securities in favor of any Competitor of the Issuer or to a Prohibited Holder until after the tenth anniversary of the date of the Agreement.

     In most instances, so long as Management Company and any subsequent Holders collectively own 8% or more of the outstanding Voting Securities, during the Standstill Period, neither Management Company nor any subsequent Holder may transfer or encumber greater than 1,000,000 shares of Common Stock in any 12-month period without first offering the securities to the Issuer for purchase on terms similar to that under which the securities would be otherwise be sold.

     Board of Directors
     ------------------

     After the Closing, and at each annual meeting of stockholders of the Issuer prior to the termination of the Standstill Period, for so long as Management Company, the Family Affiliates and the subsequent Holders own in the aggregate more than 7.5% of the Voting Securities, the Issuer is to take necessary action to appoint or elect to Issuer's board one designee of Management Company. Initially, such designee will be Craig J. Duchossois. During the Standstill Period, for so long as Management Company and the subsequent Holders own in the aggregate 19.9% of the then outstanding Voting Securities, the holders of a majority of the shares held by Management Company and the subsequent Holders may recommend a nominee to fill a vacancy on the board of the Issuer, although the Issuer is not obligated to nominate such nominee.

     Term
     ----

     The Stockholder's Agreement terminates on the date that the individuals who as of the date of the agreement constituted Issuer's board (together with any new directors whose election or appointment by Issuer's board or whose nomination for election by the Issuer's stockholders was approved by a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination was previously so approved), cease to constitute a majority of the directors then in office (excluding any director elected pursuant to designation by Management Company). Additionally, the Stockholder's Agreement terminates with respect to a Holder other than Management Company as of the date such Holder does not own of record or beneficially any Voting Securities.

Registration Rights Agreement
-----------------------------

     The Merger Agreement provides that the Issuer and Management Company will enter into the Registration Rights Agreement at the Closing of the Merger.

     After the second anniversary of the date of the Registration Rights Agreement, Management Company and its permitted transferees may request, on two occasions, that the Issuer register shares of Common Stock held by Management Company and its permitted transferees under the Securities Act of 1933, as amended. A request may cover all or part of the shares of Common Stock held by such person(s), but each request must apply to at least 2,500,000 shares. The Issuer may postpone such a registration under certain circumstances specified in the Registration Rights Agreement.

     Additionally, if, at any time after the second anniversary of the date of the Registration Rights Agreement, the Issuer determines to register shares of Common Stock for its own account in an Underwritten Public Offering (as defined in the Registration Rights Agreement) and not in connection with a merger, acquisition, exchange offer, subscription offer, dividend reinvestment plan or stock option or other employee benefit plan, Management Company and its permitted tranferees have the right to have their shares of Common Stock included in such registration. The number of shares of Common Stock that Management Company and its permitted transferees may have so registered may be limited, pursuant to certain procedures, if the managing underwriter concludes that inclusion of all or part of such shares would materially adversely affect such offering.

     The Registration Rights Agreement contains certain provisions regarding registration procedures to be followed, indemnification and holdback arrangements. Transfer of the rights under the agreement are subject to certain limitations. The rights granted under the agreement terminate, with respect to each Holder (as defined in the Registration Rights Agreement), when all shares of Registrable Securities (as defined in the Registration Rights Agreement) held by such Holder may immediately be sold under Rule 144 during any 90-day period.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     The following are filed herewith as Exhibits to this Schedule 13D.


               Exhibit
                  No.         Description
               -------        -----------

                 1            Joint Filing Agreement

                 2 Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K (Commission File No. 1-6903) dated filed August 16, 2001)

                 3            Form of Stockholder's Agreement
                              (incorporated by reference to Exhibit 7.1.8 to the Agreement and Plan of Merger filed as
                              Exhibit 2.1 to the Issuer's Form 8-K
                              (Commission File No. 1-6903) filed August
                              16, 2001)

                 4 Form of Registration Rights Agreement (incorporated by reference to Exhibit 7.1.10 to the Agreement and Plan of Merger filed as
                              Exhibit 2.1 to the Issuer's Form 8-K
                              (Commission File No. 1-6903) filed August
                              16, 2001)

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 23, 2001        THRALL CAR MANAGEMENT COMPANY, INC.


                              By: /s/ CRAIG J. DUCHOSSOIS
                                  --------------------------------
                                  Name:  Craig J. Duchossois
                                  Title: Chairman and President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 23, 2001             /s/ CRAIG J. DUCHOSSOIS
                                  ---------------------------------
                                  Craig J. Duchossois

                                  APPENDIX A

             CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE
                OFFICERS OF THRALL CAR MANAGEMENT COMPANY, INC.

     Set forth below are the names, positions with Management Company, business addresses and principal occupations of the directors and executive officers of Management Company. Each individual is a United States citizen.

     Names, Positions and Business Addresses               Present Principal Occupation
     ---------------------------------------               ----------------------------------------------
     Craig J. Duchossois                                   Chief Executive Officer of Duchossois
     Director, Chairman and President                      Industries, Inc./1/
     845 Larch Avenue
     Elmhurst, IL 60126

     Richard L. Duchossois/2/                              Chairman of Duchossois Industries, Inc./1/
     Director and Vice Chairman
     845 Larch Avenue
     Elmhurst, IL 60126

     Robert L. Fealy                                       Chief Financial Officer of Duchossois
     Director, Vice President and Secretary                Industries, Inc./1/
     845 Larch Avenue
     Elmhurst, IL 60126

     Michael E. Flannery                                   Chief Administrative Officer and General
     Vice President and Assistant Secretary                Counsel of Duchossois Industries, Inc.1 and
     845 Larch Avenue                                      Vice Chairman and General Counsel of
     Elmhurst, IL 60126                                    Manufacturing Company/3/


___________________

/1/ The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, IL 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment and venture capital.

/2/ Richard L. Duchossois owns, and has sole voting and disposition power with respect to, 20,000 shares of Common Stock of the Issuer, which is less than 1% of the shares of such Common Stock currently outstanding.

/3/ The principal address of Manufacturing Company, which is an Illinois corporation, is 2521 State Street, Chicago Heights, IL 60411. Manufacturing Company and its subsidiaries engage in the manufacture of rail cars.

     The shares of Management Company are owned by various individuals and trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor or an investment committee. By virtue of his position as sole trustee or his control of a majority of the votes of the investment committee of certain of these trusts, Craig J. Duchossois controls a majority of the outstanding shares of Management Company. Information with respect to Craig J. Duchossois is set forth above and in the body of the
Schedule 13D.

                                  APPENDIX B

             CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE
                 OFFICERS OF THRALL CAR MANUFACTURING COMPANY

     Set forth below are the names, positions with Manufacturing Company, business addresses and principal occupations of the directors and executive officers of Manufacturing Company. To the best knowledge of Management Company and Craig J. Duchossois, none of the individuals has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual is a United States citizen.

     Names, Positions and Business Addresses           Present Principal Occupation
     ---------------------------------------           ----------------------------
     Craig J. Duchossois                               Chief Executive Officer of Duchossois
     Director, Chairman and Chief                      Industries, Inc./1/
      Executive Officer
     845 Larch Avenue
     Elmhurst, IL 60126

     Richard L. Duchossois                             Chairman of Duchossois Industries, Inc./1/
     Director and Vice Chairman
     845 Larch Avenue
     Elmhurst, IL 60126

     Robert L. Fealy                                   Chief Financial Officer of Duchossois
     Director, Vice President and Chief                Industries, Inc./1/
      Financial Officer
     845 Larch Avenue
     Elmhurst, IL 60126

     Michael E. Flannery                               Chief Administrative Officer and General
     Director, Vice Chairman, General                  Counsel of Duchossois Industries, Inc./1/ and
       Counsel and Assistant Secretary                 Vice Chairman and General Counsel of


__________________________

/1/ The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, IL 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and and has interests in entertainment and venture capital.

     Names, Positions and Business Addresses               Present Principal Occupation
     ---------------------------------------               ----------------------------
     845 Larch Avenue                                      Manufacturing Company/2/
     Elmhurst, IL  60126

     Martin Graham                                         President and Chief Operating Officer of
     Director, President and Chief                         Manufacturing Company/2/
       Operating Officer
     2521 State Street
     Chicago Heights, Illinois 60411

     Charles A. Mapp                                       Retired
     Director
     845 Larch Avenue
     Elmhurst, IL  60126

     Donald G. McInnes                                     Retired
     Director
     845 Larch Avenue
     Elmhurst, IL 60126

     David P. Yeager                                       Vice Chairman and Chief Executive Officer of
     Director                                              The Hub Group, Inc./3/
     377 East Butterfield, Suite 700
     Lombard, Illinois 60148

     Craig P. Dowden                                       Executive Vice President - Administration of
     Executive Vice President - Administration             Manufacturing Company/2/
     2521 State Street
     Chicago Heights, Illinois  60411

     H. Christian Schmalbruch                              President, North American Rail Car of
     President, North American Rail Car                    Manufacturing Company/2/
     2521 State Street
     Chicago Heights, Illinois  60411

______________________
(continued....)

/2/ The principal address of Manufacturing Company, which is an Illinois corporation, is 2521 State Street, Chicago Heights, IL 60411. Manufacturing Company and its subsidiaries engage in the manufacture of rail cars.

/3/ The principal address of The Hub Group, Inc., a Delaware corporation, is 377 East Butterfield, Suite 700, Lombard, IL 60148. The Hub Group, Inc. engages in intermodal marketing - logistics services.

     Names, Positions and Business Addresses           Present Principal Occupation
     ---------------------------------------           ---------------------------
     James C. Gerber                                   Executive Vice President - Finance of
     Executive Vice President - Finance                Manufacturing Company/2/
     2521 State Street
     Chicago Heights, Illinois 60411

                                 EXHIBIT INDEX



     Exhibit
       No.          Description
  ------------      -----------

       1            Joint Filing Agreement

       2 Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K (Commission File No.
                    1-6903) filed August 16, 2001)

       3            Form of Stockholder's Agreement
                    (incorporated by reference to Exhibit
                    7.1.8 to the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer's Form 8-K (Commission File No. 1-6903) filed August 16, 2001)

       4 Form of Registration Rights Agreement (incorporated by reference to Exhibit
                    7.1.10 to the Agreement and Plan of Merger filed as Exhibit 2.1 to the Issuer's Form 8-K (Commission File No. 1-6903) filed August 16, 2001)